Filed Pursuant to Rule 424(b)(3)

Registration No. 333-180741

MVP REIT, INC.

SUPPLEMENT NO. 6 DATED JUNE 5, 2013

TO THE PROSPECTUS DATED SEPTEMBER 25, 2012

This Supplement No. 6 amends and supplements, and should be read in conjunction with, our prospectus dated September 25, 2013, relating to our offering of up to $550,000,000 in shares of our common stock, and Supplement No. 5 dated April 10, 2013 to our prospectus. References to “we,” “our,” or “us” in this Supplement No. 6 refer to MVP REIT, Inc. and its subsidiaries, unless the context requires otherwise.

The purpose of this Supplement No. 6 is to disclose amendments to the commissions and fees payable by our sponsor under the amended selling agreements entered into with our non-affiliated selling agents. Under the amended selling agreements, our sponsor may pay the following additional fees to selling agents unaffiliated with our sponsor:

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Our sponsor may pay non-affiliated selling agents sponsor selling commissions equal to 4.00% of the selling price for our shares, plus sponsor trailing commissions equal to 0.5% of the selling price payable on each of the 4th and 5th anniversaries of the sale of the shares and 0.25% of the selling price payable on the 6th anniversary of the sale of the shares except that no sponsor trailing commissions will be paid if, prior to any such anniversary, our shares have been listed for trading on a national securities exchange or the shares upon which such trailing commissions are payable have been sold, redeemed or transferred.

—	Our sponsor may pay non-affiliated selling agents a due diligence fee of up to 1.25% of the selling price of our shares.

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The amendments only affect commissions and fees payable by our sponsor. We are not responsible for, and will not pay, any such commissions or fees. Payment of any such commissions or fees by our sponsor will not reduce the net proceeds we receive from the sale of our shares. Moreover, there has been no change in the fees payable by us to our sponsor or any of its affiliates.

Prior to the amendments, our sponsor had agreed to pay selling agents a commission of 4.00% of the selling price of our shares, plus a trailing commission of 0.50% on each of the 4th, 5th, 6th, 7th and 8th anniversaries of the original sale unless, prior to any such anniversary, our shares have been listed on a national securities exchange or the shares upon which the commission is payable have been sold or redeemed. Prior to the amendments, our sponsor had not agreed to pay or reimburse selling agents for diligence expenses.

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The amendments reduced the trailing commission payable by our sponsor to non-affiliated selling agents on the 6th anniversary from 0.50% to 0.25%, eliminated the trailing commissions previously payable on the 7th and 8th anniversaries, and added an additional due diligence fee of up to 1.25% of the selling price of our shares payable by our sponsor to non-affiliated selling agents.

—	There will be no increase in the maximum underwriting compensation resulting from the amendments. Underwriting compensation will remain capped at 9.50%.

—	No sponsor commissions or sponsor due diligence fees shall be payable with respect to any sales made pursuant to our distribution reinvestment plan.

To reflect the foregoing amendments, the section entitled “Changes to Compensation Payable to Certain Selling Agents—Sponsor Fees” in Supplement No. 5 is hereby deleted in its entirety and replaced with the following:

Changes to Compensation Payable to Certain Selling Agents – Sponsor Commissions and Fees

The following section is hereby added to the end of the table entitled “Advisor Fees and Expenses” on page 22 of the prospectus, at the end of the table entitled “Management Compensation” on page 81 of the prospectus and at the end of the section entitled “Plan of Distribution –Selling Agent Compensation” on page 168 of the prospectus:

Commissions and Fees Paid by the Sponsor

MVP Capital Partners, LLC, which we refer to as our sponsor, has agreed to pay, or cause its affiliates (other than MVP REIT, Inc.) to pay, the following selling commission, trailing commission and due diligence fee to any unaffiliated selling agent (other than Ashton Garnett Securities, LLC and Source Capital Group, Inc.) that we engage to act as a selling agent in the offering pursuant to the terms of a selling agreement. We refer to such selling commissions and trailing commissions, collectively, as the “sponsor commissions” and such due diligence fees as the “sponsor due diligence fees.” No sponsor commissions or sponsor due diligence fees shall be payable with respect to any sales made pursuant to our distribution reinvestment plan.

MVP REIT, Inc. will not pay any portion of the sponsor commissions and sponsor due diligence fees and has no obligation of any kind to pay such commissions and fees. The selling agents have agreed not to seek payment of the sponsor commissions and sponsor due diligence fees from MVP REIT, Inc. Therefore, payment of the sponsor commissions and sponsor due diligence fees will not reduce the net proceeds available to us from the sale of our shares.

Type of Fee and Recipient	Description and Method of Computation	Estimated Amount for Maximum Offering[1]

Sponsor Selling Commission – Selling Agents	4.00% of the selling price of each share of our common stock for which a sale is completed from the shares offered in our primary offering, which we refer to as the share selling price.	$20.0 million (assuming that the sponsor selling commission is payable with respect to all shares sold in the primary offering)

Sponsor Trailing Commission – Selling Agents	Sponsor trailing commissions in the amount of (i) one-half percent (0.50%) of the share selling price, payable by our sponsor on an annual basis within 30 days following each of the 4th and 5th anniversaries of the applicable share purchase date, and (ii) one-quarter percent (0.25%) of the share selling price, payable by our sponsor within 30 days following the 6th anniversary of the applicable share purchase; provided that, no sponsor trailing commission shall be payable if, prior to the applicable payment date, (a) the shares upon which the sponsor trailing commission are being paid have been redeemed, sold, transferred or otherwise disposed of; or (b) the shares have been listed on a national securities exchange.	$6.25 million (assuming that the entire sponsor trailing commission is payable with respect to all shares sold in the primary offering)

Sponsor Due Diligence Fee – Selling Agents	A one-time fee of up to one and one-quarter percent (1.25%) of the share selling price for due diligence expenses payable by our sponsor.	$6.25 million (assuming that the entire sponsor due diligence fee is payable with respect to all shares sold in the primary offering)

1Payment of the sponsor commissions and sponsor due diligence fees will not reduce the net proceeds available to us as a result of such sales.

Each selling agent under the amended selling agreement providing for the payment of the sponsor commissions and sponsor due diligence fees is required to acknowledge and agree that:

•	MVP REIT, Inc. shall have no obligation whatsoever to pay any portion of the sponsor commissions or sponsor due diligence fees;

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MVP REIT, Inc. shall not be subject to any losses, claims, expenses (including the reasonable legal and other expenses incurred in investigating and defending any such claims or liabilities), damages or liabilities whatsoever with respect to any sponsor commissions or sponsor due diligence fees and none of our assets shall be used in any way to pay for, or support the payment of, any sponsor commissions or sponsor due diligence fees.

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the selling agent shall not bring any action, suit or other proceeding against MVP REIT, Inc. or any of our assets with respect to any sponsor commissions or sponsor due diligence fees, including without limitation any proceeding claiming nonpayment of a sponsor commissions or sponsor due diligence fees by our sponsor; and

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if the selling agent brings any such action against MVP REIT, Inc. which is prohibited by the selling agreement, then the selling agent shall be required to fully indemnify us for all of our costs and expenses, including attorneys’ fees, incurred in connection with defending such action; and

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the aggregate amount of the sponsor commissions, including the sponsor trailing commission, and sponsor due diligence fees, when added to the commissions payable by us, may not exceed 10% of the gross proceeds we derive from the sale of the shares for which such fees are payable.

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